# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airgain, Inc., CIK 0001272842
CUSIP: 00938A104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3611 Valley Centre Drive, Suite 150, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001705078

## Reporting persons
- Jacob Suen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 883,453; shared voting power 0; sole dispositive power 883,453; shared dispositive power 0; aggregate amount beneficially owned 883,453 (6.6% of the class)

## Item 1. Issuer
Name of issuer: Airgain, Inc.
Address of issuer's principal executive offices: 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jacob Suen (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the Reporting Person is c/o Airgain, Inc., 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of March 31, 2026, based upon 12,659,075 shares of Common Stock outstanding as of March 31, 2026, as provided by the Issuer.

The Reporting Person is the sole beneficial owner of 883,453 shares of Common Stock, which includes (i) 155,872 shares of Common Stock held directly, and (ii) 727,581 shares of Common Stock underlying stock options that are exercisable or will be exercisable within 60 days of March 31, 2026.
Percent of class: 6.6
Sole power to vote or to direct the vote: 883,453
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 883,453
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jacob Suen: /s/ Jacob Suen, Jacob Suen (05/15/2026)